September 24, 2019

Marcos Isabelino Gradin
Chief Financial Officer
Loma Negra Compania Industrial Argentina Sociedad Anonima
Cecilia Grierson 355, 4th Floor
Ciudad Aut noma de Buenos Aires Argentina
C1107CPG

       Re: Loma Negra Compania Industrial Argentina Sociedad Anonima
           Form 20-F for the year ended December 31, 2018
           Filed April 30, 2019
           File No. 001-38262

Dear Mr. Gradin:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction